1900 K St. NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William bielefeld William.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

October 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Christina DiAngelo Fettig

Re:	Brightwood Capital Corporation I (File No. 814-01563) – Review of Annual Report Disclosure

Dear Ms. Fettig:

We are writing in response to comments you conveyed in telephonic discussions with William Bielefeld and Morgan Willard of Dechert LLP, counsel to the Company, with respect to Brightwood Capital Corporation I’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on March 24, 2025 (the “Form 10-K”). On behalf of the Company, we have summarized your comments below and provided the Company’s responses immediately thereafter.

Form 10-K

Comment 1:	The disclosure under Item 1, Investment Advisory Agreement states that the Company is a closed-end, non-diversified management investment company that intends to elect to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Please update the disclosure to reflect that the Company has elected to be regulated as a BDC.

Response: The disclosure will be revised accordingly on a going forward basis.

Comment 2:	In future filings, please include all disclosure required with respect to the adoption of the 150% asset coverage ratio in accordance with Section 61(a)(2)(B)(i) of the 1940 Act.

Response: The disclosure will be revised accordingly on a going forward basis.

Comment 3:	Regulation S-K Item 303(b) Instruction 1 states that for registrants providing financial statements covering three years in a filing, discussion about the earliest of the three years may be omitted if such discussion was already included in the registrant’s prior filings, provided that registrants electing not to include a discussion of the earliest year must include a statement that identifies the location in the prior filing where the omitted discussion may be found. In future filings, please include the reference to where the omitted information may be found.

Response: The disclosure will be revised accordingly on a going forward basis.

Comment 4:	The Staff notes that PIK income has increased from the prior year and asks whether the Company considered added disclosure of the underlying reasons for the increase as suggested by Regulation S-K Item 303(a), which states that “a discussion and analysis that meets the requirements of this paragraph (a) is expected to better allow investors to view the registrant from management’s perspective.”

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise the disclosure in future filings, as required by Regulation S-K Item 303(a).

Comment 5:	The disclosure included in the section titled Critical Accounting Policies and Estimates appears to duplicate the disclosures in the Notes to Consolidated Financial Statements. Please explain how the disclosure complies with Instruction 3 to Regulation S-K Item 303(b)(3), which states that, for critical accounting estimates, this disclosure must supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements.

Response: The disclosure will be revised accordingly on a going forward basis.

Comment 6:	The Company disclosed that it was formed on November 15, 2021 and that no material activities occurred before the initial funding was received by the Company on September 26, 2022. The Staff requests the Company confirm in correspondence that the financial statements reflect all activity for the year after the Company was formed.

Response: The Company respectfully acknowledges the Staff’s comments and confirms that the financial statements reflect all activity for the year after its formation.

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Comment 7:	In future filings, please include more specificity as it relates to the description of SOFR (i.e., one-month, three-month, six-month, etc.) in the Schedule of Investments.

Response: The disclosure will be revised accordingly on a going forward basis.

Comment 8:	In future filings, please disclose the expiration date of future warrants held by the Company.

Response: The disclosure will be revised accordingly on a going forward basis.

Comment 9:	To the extent the Company holds any restricted securities, please include the disclosure requirements of Regulation S-X 12-12, Footnote 8 in the Company’s Consolidated Schedule of Investments in future filings.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise the disclosure in future filings as applicable.

Comment 10:	In future filings, please consider adding disclosure related to any interest rate caps and interest rate floors.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise the disclosure in future filings as applicable.

Comment 11:	The Staff notes that in Footnote 4 to the Consolidated Schedule of Investments the interest rate shown for portfolio companies with multiple interest rate contracts is a weighted average interest rate. In future filings, please consider adding disclosure related to each interest rate, rather than including a weighted average interest rate.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the interest rate shown for portfolio companies with multiple interest rate contracts is the interest rate range rather than the weighted average interest rate.

Comment 12:	Please resolve the contradictory disclosure included in Footnote 1 and Footnote 12 to the Consolidated Schedule of Investments.

Response: The disclosure will be revised accordingly on a going forward basis.

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Comment 13:	In future filings, please disclose the Company’s investments in money market funds in a separate line item in the Consolidated Schedule of Investments.

Response: The disclosure will be revised accordingly on a going forward basis.

Comment 14:	In future filings, please disclose the Company’s average dollar amount of borrowings in the Consolidated Statement of Operations, in accordance with the disclosure requirements of Regulation S-X Article 6-07.

Response: The disclosure will be revised accordingly on a going forward basis.

Comment 15:	Please confirm in correspondence that the disclosure included in Summary of Significant Accounting Policies, Revenue Recognition, that security transactions are accounted for on the trade date or close of transactions, meets the criteria described in FASB ASC 946-320-25-2.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the security transactions meet the criteria described in FASB ASC 946-320-25-2.

Comment 16:	Please explain in correspondence the terms and services that Brightwood Loan Services LLC provides as administrative agent to the Company.

Response: Brightwood Loan Services LLC is a wholly-owned subsidiary of Brightwood Capital Advisors LLC, the administrator of the Company (the “Administrator”). Under the Administration Agreement between the Company and the Administrator (the “Agreement”), the Administrator may arrange for others to furnish the administrative services, personnel and facilities provided for under the Agreement. The Company is responsible for any expenses incurred by the Administrator on behalf of the Company payable to Brightwood Loan Services LLC.

Comment 17:	The Staff notes that in Item 1A. Risk Factors, the Company discloses the use of valuations without adjustments, which appears to conflict with the requirements of Rule 2a-5(b) under the 1940 Act. The Staff previously commented on this disclosure. Please explain supplementally the basis for this statement or revise accordingly.

Response: The disclosure will be revised accordingly on a going forward basis.

Comment 18:	Please reconcile the total distributable earnings figure included in the Consolidated Statements of Assets and Liabilities to the figure disclosed in the components of distributable earnings.

Response: The Company respectfully acknowledges the Staff’s comment and intends to include disclosure related to the total distributable earnings in the Notes to the Financials in future filings.

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Comment 19:	Please confirm that excise taxes are reflected in the ratio of expenses to net assets in the Company’s Financial Highlights.

Response: The Company confirms that excise taxes are reflected in the ratio of expenses to net assets included in the Financial Highlights.

Comment 20:	The Company is required to ensure that all financial data is properly tagged using the standardized iXBRL taxonomy and avoid custom tags. Please correct these issues in all future filings to ensure compliance with regulatory requirements.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise the iXBRL tagging in future filings, as required by Form 10-K and Regulation S-T Item 405.

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Should you have any questions or comments, please contact the undersigned at (202)-261-3386.

Sincerely,

/s/ William Bielefeld
William Bielefeld

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